[redacted]

13013466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

SEC FILE NUMBER
8- 51345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 Thornall Street , 6th Floor
(No. and Street)

Edison	New Jersey	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Ryan 732-632-4147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 Route 22 West, Suite 110	Somerville	New Jersey	08876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, John T. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFT Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

STEVEN BERGIDA
Commission # 2340901
Notary Public, State of New Jersey
My Commission Expires
February 25, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFT Securities, LLC

Statement of Financial Condition

December 31, 2012

With Independent Auditors' Report

Filed pursuant to Rule 17a5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CFT Securities, LLC
Table of Contents
December 31, 2012

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Member of
CFT Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CFT Securities, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CFT Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith+Brown, PC

Somerville, New Jersey
February 9, 2013

CFT Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 265,913
Deposit held at clearing broker	250,000
Receivables from clearing organizations	465,039
Prepaid expenses	54,270
Security Deposit	21,206
Property and equipment, $ 151,501 net of accumulated depreciation of $ 127,486	24,015
Total assets	$ 1,080,443
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 365,266
Member's equity	715,177
Total liabilities and member's equity	$ 1,080,443

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Business

CFT Securities, LLC (the "Company") is a fully disclosed introducing securities broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is an introducing broker under the Commodity Exchange Act and is exempt from Section 4d(2) under this Act. Additionally, the Company is a member of the National Futures Association and the Municipal Securities Rulemaking Board. The Company is a Delaware Limited Liability Corporation that is wholly owned by its sole member JEMC Capital, LLC (" JEMC").

The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. J.P. Morgan Clearing Corp. ("J.P. Morgan") and RBC Capital Markets Corporation ("RBC") are the Company's clearing brokers.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business to be cash equivalents.

Receivables from Clearing Organizations and Non-Discretionary fees Receivable

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, commission income is recognized when earned.

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers or any other broker dealers which the Company may utilize. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company also receives a portion of the interest earned by J.P. Morgan from the Company's clients. Such interest is accrued as earned and recorded under revenues as interest and other on the statement of income.

Non-discretionary fees are received quarterly but are recognized as earned based upon the market value of the investment of certain assets entrusted by the Company's client, as calculated by taking a percentage of the average of the beginning market value and ending market value during every calendar quarter.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.
Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded in the statement of income. There are no income tax related penalties or interest for the period reported in these financial statements.

3. Property and Equipment

Property and equipment consists of the following:

Computer and equipment	$ 101,556
Furniture and fixtures	50,446
Less: accumulated depreciation	(127,987)
	$ 24,015

Depreciation expense was $ 13,106 for the year ended December 31, 2012.

4. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary.

5. Commitments

The Company leases office space in New Jersey under an agreement that expires on January 31, 2014.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2012 are:

Year Ended	Amount
2013	$ 84,825
2014	$ 7,069
Total future rental payment	$ 91,894

Total rent expense was $84,825 for the year ended December 31, 2012 and is reflected in rent and occupancy costs in the statement of income.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $ 615,686, which was $ 515,686 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.59 to 1.

7. Risks and Concentration

The Company has three client relationships which individually represent 10%, 17%, and 22% of the Company's gross revenues. In total, the three client relationships combined generated 49 % of the Company's gross revenues for the year ended December 31, 2012.

8. Reclassifications

Certain amounts previously reported in the 2011 financial statements have been reclassified to conform to the 2012 presentation. The reclassifications had no effect on the 2012 net income of the Company.

9. Subsequent Events

The Company's management has evaluated subsequent events through the date the financial statements were available to be issued and has determined there are no events requiring recognition or disclosure in the financial statements.

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the Rule.

CFT Securities, LLC
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges and Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Pursuant to the Commodity Exchange Act
December 31, 2012

The Company does not carry any customer's regulated commodity futures, foreign futures, or foreign option accounts. Therefore, the company has no reporting requirement.